                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                             TRANS WORLD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0008933751
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                              c/o Ewing & Partners
                                4514 Cole Avenue
                               Dallas, Texas 75205
                            Tel. No.: (214) 522-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

--------------------                                        --------------------
CUSIP No. 0008933751                 13D/A
--------------------                                        --------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Value Partners, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                                     7    SOLE VOTING POWER

                                          358,538,674*
                                   --------------------------------------------
           NUMBER OF                 8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                     0
           OWNED BY                ---------------------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH                     358,538,674*
                                   ---------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     358,538,674*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

     *See Item 5

--------------------                                        --------------------
CUSIP No. 0008933751                 13D/A
--------------------                                        --------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Ewing & Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                                     7    SOLE VOTING POWER

                                          0
                                   --------------------------------------------
           NUMBER OF                 8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                     0*
           OWNED BY                ---------------------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH                     0
                                   ---------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          0*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

     *But see Item 5

--------------------                                        --------------------
CUSIP No. 0008933751                 13D/A
--------------------                                        --------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Timothy G. Ewing
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                                     7    SOLE VOTING POWER

                                          0
                                   --------------------------------------------
           NUMBER OF                 8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                     0*
           OWNED BY                ---------------------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH                     0
                                   ---------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          0*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

     *But see Item 5

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.001 per share ("Common Stock"), of Trans World Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on July 11, 1996 and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended as follows:

         On June 26, 2003, Value Partners exchanged $13,320,000 in principal amount of debt of the Issuer for 327,010,388 shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended as follows:

         Value Partners has acquired the 358,538,674 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by it.

         Except as set forth above, none of Value Partners, Ewing & Partners, or Ewing has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of the instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

         (a) As of June 26, 2003, Value Partners beneficially owned 358,538,674 shares of Common Stock, which represents 70.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 358,538,674 shares of Common Stock beneficially owned by Value Partners as of the date hereof by (ii) 505,725,175 shares of Common Stock, which equals the sum of (x) 50,328,175 shares of Common Stock outstanding based upon the Issuer's latest Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 23, 2003, (y) 452,797,000 shares of Common Stock issued in the exchange, and (z) purchase warrants for 2,600,000 shares of Common Stock beneficially owned by Value Partners as of the date hereof.

         (b) Value Partners has the sole power to vote and dispose of the 358,538,674 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 358,538,674 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 358,538,674 shares of Common Stock owned by Value Partners.

         (c) During the past 60 days, Value Partners effected the following transactions:

                                             Quantity          Price per
   Transaction Date        Buy/Sell          (shares)          Share ($)
   ----------------        --------        -------------       ----------
      06/26/03               Buy            327,010,388        See Item 3

         (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated June 30, 2003, among Value Partners, Ewing & Partners, and Mr. Ewing.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     June 30, 2003



                                            VALUE PARTNERS, LTD.

                                            By: EWING & PARTNERS,
                                                as General Partner


                                                By: /s/ TIMOTHY G. EWING
                                                   -----------------------------
                                                   Timothy G. Ewing,
                                                   as Managing Partner


                                            EWING & PARTNERS


                                            By: /s/ TIMOTHY G. EWING
                                               ---------------------------------
                                               Timothy G. Ewing,
                                               as Managing Partner

                                            /s/ TIMOTHY G. EWING
                                            ------------------------------------
                                            Timothy G. Ewing

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        ------------
  1            Joint Filing Agreement dated June 30, 2003, among Value Partners,
               Ewing & Partners, and Mr. Ewing.